January 31, 2013

Via EDGAR

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549-4628

Re:                                           Reef 2012 – 2013 Drilling Fund, L.P.

Amendment No. 1 to Registration Statement on Form S-1

Filed October 4, 2012

File No. 333-172846

Dear Mr. Schwall:

On behalf of our client, Reef Oil & Gas Partners, L.P. (“Reef”), the sponsor of Reef 2012 – 2013 Drilling Fund, L.P. (the “Registrant”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter of October 31, 2012 relating to the above-referenced Amendment No. 1 to Form S-1 ( “Amendment No. 1 to Form S-1”). To facilitate your review, we have repeated each of your comments in italics followed immediately by the response of Reef to that particular comment. In addition, we are enclosing an Amendment No. 2 (“Amendment No. 2”) to Amendment No. 1 to Form S-1, which was transmitted to the Commission today and filed via the EDGAR system. We are also providing you supplementally six courtesy copies of Amendment No. 2 marked to show changes from the Form S-1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Amendment No. 2.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, Page 1

Comment No. 1

Please provide a chart showing your organizational structure.  The chart should indicate the post-offering beneficial ownership interests in the Partnership and Reef Oil & Gas Partners, L.P. and their respective subsidiaries

Response to Comment No. 1

We note your comment and have added an organizational chart to the section entitled “Prospectus Summary” in Amendment No. 2.

Terms of the Offering, Page 4

Comment No. 2

Similarly, please revise to add disclosure relating to your cash distributions; units representing general partner, additional general partner interests (including the terms relating to the conversion the units representing general partner); and material terms of the Partnership’s partnership agreement (including, for example, those relating to voting rights and call rights).

Response to Comment No. 2

We note your comment and have included these disclosures in the section entitled “Terms of the Offering” in Amendment No. 2.

Participation in Distributions….Page 6

Comment No. 3

We note that Section 4.1 of the Partnership Agreement provides that the Managing General Partner will determine whether to make cash distributions.  Please revise your disclosure here and elsewhere, as applicable, to indicate that the Managing General Partner will set your cash distribution policy.  Please also revise to discuss whether the policy may be modified or revoked, unilaterally or with the vote of your unitholders (if so, which class of holders).

Response to Comment No. 3

We note your comment and have included these disclosures in the section entitled “Terms of the Offering” in Amendment No. 2.

Risk Factors, Page 8

Environmental hazards and liabilities may adversely affect the Partnership….page 20

Comment No. 4

We note your disclosure at page 15 regarding the availability of hydraulic fracturing equipment and at page 44 relating to advances in hydraulic fracturing technology.  Please revise the above-captioned risk factor to address the specific operational and financial risks associated with hydraulic fracturing.  For instance, we note that you do not address underground migration or mishandling of fluids, including chemical additives that may be toxic.  In addition, please provide risk factor disclosure relating to risks associated with the prospect of increasing regulation related to hydraulic fracturing.

Response to Comment No. 4

We note your comment and have included an additional risk factor in the section entitled “Risk Factors” on page 22 of Amendment No. 2.

Prior Activities, page 62

Comment No. 5

We note your statement that “the drilling activity of the nine publicly-held limited partnerships is substantially different from the activities planned for [the Partnership].” Please revise your disclosure to identify these differences and their import.

Response to Comment No. 5

We note your comment and have included these disclosures in the section entitled “Prior Activities” on page 65 of Amendment No. 2.

Comment No. 6

Your Tables include information on partnerships—such salt water disposal partnerships, seismic funds, income and development funds—that appear to have investment objectives that differ from those of the Partnership.  Tell us why you believe that it is appropriate to include those in these tables.

Response to Comment No. 6

We note your comment. Industry Guide 4.13 indicates that all programs in the last 10 years should be described in tabular form in the prospectus. In addition, we believe that disclosure regarding these partnerships may be relevant as indicative of Reef’s experience in these other investment objectives and disclosure is provided to make clear the investment objectives of the Partnership and its difference from these investment objectives.

Material Federal Income Tax Considerations, page 89

Comment No. 7

Please revise the first sentence in the second paragraph at page 89 (i) to remove the implication that your opinion of counsel relates only to “certain” federal income tax considerations and (ii) to remove the implication that the discussion in this section is correct only in “material” respects.

Response to Comment No. 7

We note your comment and have made the requested revisions on page 91 of Amendment No. 2.

Appendix D

Comment No. 8

Please revise to remove the qualifier “certain anticipated” from the first sentence.  See Section III.C.1. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at http://sec.gov/interps/legal/cfslb19.htm.

Response to Comment No. 8

We note your comment and have made the requested revision in the opinion of counsel included as Appendix D of Amendment No. 2.

Comment No. 9

Please clarify the statement that the Partnership “will be operated pursuant to the form of limited partnership agreement” (emphasis added).  It is not apparent to us how the Partnership will be operating under an unexecuted agreement.

Response to Comment No. 9

We note your comment and have made the requested clarification in the opinion of counsel included as Appendix D of Amendment No. 2.

Comment No. 10

Please provide your analysis as to why counsel is not able to give a “will” opinion with respect to each of the opinion paragraphs contained therein.  See Section III.C.4. of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, at http://sec.gov/interps/legal/cfslb19.htm.

Response to Comment No. 10

We note your comment and have revised items 1 and 5 of the opinion of counsel included as Appendix D of Amendment No. 2 to provide a “will” level opinion.

Item 2 of the opinion of counsel relates to whether the Registrant should be classified as a publicly traded partnership under Internal Revenue Code of 1986 (the “Code”) section 7704. The determination of whether the Registrant is classified as a “publicly traded partnership” depends, in part, on whether, based on all of the facts and circumstances, partners are readily able to buy, sell or exchanges their partnership interests in a manner that is comparable, economically, to trading on an established securities. Based on the terms of the Limited Partnership Agreement of the Registrant and the prospectus included in Amendment No. 2, counsel has opined that this should not be the case. However, we cannot opine that, based on all of the facts and circumstances, some of which are unknown to us, that this will not be the case.

Items 3 and 4, respectively, of the opinion of counsel relate to whether limited partners and general partners should be subject to the passive activity loss rules. The determination of whether the passive activity loss rules will apply to a partner will depend, in part, on the partner’s own circumstances. Therefore, we are not able to opine based solely on the terms of the Limited Partnership Agreement of the Registrant and the prospectus included in Amendment No. 2 that each general partner will not, and each limited partner will, be subject to the passive activity loss rules.

Comment No. 11

Please provide your analysis as to why counsel has not provided an opinion with respect to your statement at page 91 that allocations under your Partnership Agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction, and your statement at page 105 regarding a partner’s being subject to the alternative minimum tax.

Response to Comment No. 11

We note your comment. We have added a new separately numbered paragraph (paragraph 6) to the opinion of counsel included as Appendix D of Amendment No. 2, which addresses the allocation of profits and losses in the Limited Partnership Agreement of the Registrant.  We are of the opinion that the allocation of profits and losses “should” be respected for US federal income tax purposes. We are not able to give a “will” level opinion on this issue.  The allocations of profits and losses in the Limited Partnership Agreement of the Registrant are intended to be in accordance with the partners’ interests in the Registrant. Allocations that are in accordance with the partners’ interests in the Registrant will be respected for US federal income tax purposes.  However, the determination of whether an allocation is in accordance with the partners’ respective interests depends on all of the facts and circumstances. Based on the terms of the Limited Partnership Agreement of the Registrant and the prospectus included in Amendment No. 2, we have opined that the allocations should be in accordance with the partners’ interests in the Registrant. However, we cannot opine that, based on all of the facts and circumstances, some of which are unknown to us, the allocations will be respected as being in accordance with the partners’ respective interests in the Registrant.

Additionally, we are not able to opine on whether a partner’s investment in the Registrant will be subject to the alternative minimum tax. A partner’s computation of its alternative minimum tax liability depends its income, gains, deductions, losses, adjustments and tax preference items from the Registrant and from sources other than the Registrant.  Therefore, we are not able to express an opinion whether any partner’s investment will be subject to the alternative minimum tax.

Comment No. 12

Please remove the statement in the third paragraph at page D-2 that the opinion cannot be relied upon if the assumptions made therein are inaccurate.

Response to Comment No. 12

We note your comment and have made the requested revision in the opinion of counsel included as Appendix D of Amendment No. 2.

Exhibits and Financial Statement Schedules, page II-2

Comment No. 13

Please clarify whether your marketing arrangement with PetroQuest Energy, LLC referenced at page 14 has been memorialized and, if so, whether you are required to file it as an exhibit under Item 601(b)(10) of Regulation S-K.

Response to Comment No. 13

We note your comment. As of the date hereof, the Registrant has not entered into an agreement with PetroQuest Energy.

*     *     *

In response to your request, Reef has authorized us to acknowledge on its behalf that:

•             should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•             the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•             the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact me at the above-listed number.

Very truly yours,

/s/ Ted S. Schweinfurth

Ted S. Schweinfurth

Enclosure

cc:                                 Michael J. Mauceli, Reef Oil & Gas Partners, L.P.

Dan Sibley, Reef Oil & Gas Partners, L.P.